UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-3305
Employer Identification Number: 22-1109110
Plan Number: 004
MERCK & CO., INC. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
(Full title of the plan)
MERCK & CO., INC.
(Name of issuer of the securities held pursuant to the plan)

One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Employer Identification Number: 22-1109110
Plan Number: 004
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements	4 - 7

Supplemental Schedule*

H – Line 4 i – Schedule of Assets (Held at End of Year)	8

Signature	9

Exhibit Index	10

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	11
EX-23: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Merck & Co., Inc. Employee Stock Purchase and Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
New York, New York
June 26, 2008

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value
Investment in the Master Trust	$357,895,951	$320,579,943
Participant loans	10,318,811	10,177,608

Total investments, at fair value	368,214,762	330,757,551

Receivables
Employer contribution	129,501	259,072
Participant contribution	387,531	753,301
Accrued dividends	965,239	1,047,272

Total receivables	1,482,271	2,059,645

Net assets available for benefits	$369,697,033	$332,817,196

The accompanying notes are an integral part of these financial statements.

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2007
Additions to net assets attributed to
Investment income in the Master Trust
Net appreciation in fair value of investments	$45,812,322
Interest and dividends	14,356,307

Net investment income	60,168,629

Contributions to the Plan
By participants	20,930,454
By employer	6,834,560

Total contributions	27,765,014

Transfers in	1,152,828

Total additions	89,086,471

Deductions from net assets attributed to
Benefits paid to participants	(48,647,804)
Transfers out	(3,558,830)

Total deductions	(52,206,634)

Net increase	36,879,837

Net assets available for benefits
Beginning of year	332,817,196

End of year	$369,697,033

The accompanying notes are an integral part of these financial statements.

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
1.	Description of Plan

The following description of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was designed to provide an easy, economical way for employees to become stockholders of Merck & Co., Inc. (the “Company” or “Merck”) as well as a systematic means of saving and investing for the future. Generally, any regular full-time, part-time, or temporary employees of the Company who is a U.S. resident covered by a collective bargaining agreement providing for participation in this Plan as defined by the Plan document, is eligible to participate in the Plan on or after the first day of the third month following commencement of employment.

Participants direct the investment of their contributions into any fund investment option available under the Plan, including the Merck Common Stock Fund. During 2007, the Plan offered 18 mutual funds, a commingled fund, a separately managed fund and the Merck Common Stock Fund.

The Plan is administered by a management committee appointed by the Company’s Chief Executive Officer or Compensation and Benefits Committee of its Board of Directors.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Merck & Co., Inc. Employee Savings & Security Plan (the “Master Trust”). The Plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets. The portion of fund assets allocable to each Plan is based upon the participants’ account balance within each Plan. Investment income for each fund is allocated to each Plan based on the relationship of each Plan’s beneficial interest in the fund to the total beneficial interest of all Plans in the fund.

Contributions

Employees earning less than $100,000 may contribute a maximum of 25% of base pay. Employees earning more than that amount are limited to maximum contributions of 15% of base pay. However, pre-tax contributions cannot exceed the statutory limit for pre-tax deferrals ($15,500 in 2007). In addition, the Company will match 65% of an employee’s contributions up to a maximum of 6% of such employee’s base pay per pay period. Company matching contributions are invested according to a participant’s elections.

Age 50 and above — In addition, the Plan permits unmatched pre-tax “catch-up contributions” of up to $5,000 in 2007 by participants who are at least age 50 by year end.

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

Participant Loans

Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short term loan or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance and defaulted loan amounts. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

Salaried and hourly employees with status codes of terminated (which includes retired), long term disability or death, are eligible for a full distribution of their vested account balances. Employees or beneficiaries may elect to receive one lump sum payment or from one to ten annual installments. In-service distributions and hardship withdrawals are made throughout the year in accordance with applicable Plan provisions.

Other Matters

Transfers in and out during 2007 primarily relate to transfers between the Plan, the Merck & Co., Inc. Employee Savings & Security Plan and the Puerto Rico Employee Savings and Security Plan for employees who changed their status during the year.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Valuation of investments of the Plan represents the Plan’s allocable portion of the Master Trust. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Master Trust at year end. For the commingled and separately managed funds within the Master Trust, the investment units are based on the current market

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
values of the underlying assets of the fund. Participant loans are valued at their outstanding balances. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Contributions

Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Expenses

The Plan’s administrative expenses are paid by the Company.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement No. 157, Fair Value Measurements (“FAS 157”). FAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. FAS 157 is effective January 1, 2008 and the effect of adoption of FAS 157 on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits is not expected to be material.

3.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of investments in the mutual funds managed by Fidelity was $78,849,433 and $75,286,049 at December 31, 2007 and December 31, 2006, respectively.

Merck & Co., Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions. The market value of investments in the Merck Common Stock Fund was $149,072,478 and $120,823,258 at December 31, 2007 and December 31, 2006, respectively.

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

5.	Tax Status

The Plan obtained a tax determination letter from the Internal Revenue Service dated August 20, 2003 indicating that it had been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor believes that the Plan is designed and currently operates in compliance with the IRC. Therefore, no provision for income taxes has been made.

6.	Master Trust

The Plan had an approximate 8% interest in the Master Trust at both December 31, 2007 and December 31, 2006, respectively. The net assets of the Master Trust are as follows:

	December 31,
	2007	2006
Mutual Funds	$2,654,968,539	$2,244,486,627
Commingled and Separately Managed Funds	764,390,505	749,397,294
Merck Common Stock Fund	1,189,336,367	922,164,315
Accrued dividends	7,725,092	7,989,452

Total net assets	$4,616,420,503	$3,924,037,688

Total investment income of the Master Trust for the year ended December 31, 2007 is as follows:

Year Ended
December 31,
2007
Investment income, net
Interest and dividends	$177,508,876
Net appreciation in Mutual Funds	91,934,669
Net appreciation in Commingled and Separately Managed Funds	29,322,803
Net appreciation in Merck Common Stock Fund	302,172,886

Total investment income	$600,939,234

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan

Line 4i – Schedule of Assets (Held at End of Year) December 31, 2007	Schedule H EIN: 22-1109110 Plan No.: 004

		(c) Description of Investment Including
	(b) Identity of Issuer, Borrower,	Maturity date, Rate of Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value
**	Master Trust	Investment in Master Trust	—	$357,895,951

*	Participant Loans	Interest rates ranging from 5% to 12% and with maturities through 2037	—	10,318,811

		Total		$368,214,762

*	Denotes a party-in-interest to the Plan.

**	There are certain investments within the Master Trust that are party-in-interest.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan by the undersigned hereunto duly authorized.

Merck & Co., Inc. Employee Stock Purchase and Savings Plan
By:	/s/ Mark E. McDonough
Mark E. McDonough
Vice President and Treasurer

June 26, 2008

EXHIBIT INDEX

Exhibit
Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	11